                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13E-3

                        Rule 13e-3 Transaction Statement
                       (Pursuant to Section 13(e) of the
                        Securities Exchange Act of 1934)

                              ENVIRITE CORPORATION
                              --------------------
                                (Name of Issuer)

                              ENVIRITE CORPORATION
                              --------------------
                      (Name of Person(s) Filing Statement)

                    Common Stock, Par Value $1.00 Per Share
                    ---------------------------------------
                          (Title of Class Securities)


                              Common Stock - None
                              -------------------
                     (CUSIP Number of Class of Securities)

                                  On Behalf of
                              Envirite Corporation

                              Gil C. Tily, Esquire
                             Dechert Price & Rhoads
                        Princeton Pike Corporate Center
                                 P.O. Box 5218
                              Princeton, NJ 08543
                                 (609) 520-3224
________________________________________________________________________________
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

       This statement is filed in connection with (check the appropriate box):

       a.   [x]   The filing of solicitation materials or an information
                  statement subject to Regulation 14A [17 CFR 240.14a.1 to
                  240.14a-103], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101]
                  or Rule 13e-3(c) [(S)240.13e-3c)] under the Securities
                  Exchange Act of 1934.

       b.   [ ]   The filing of a registration statement under the Securities
                  Act of 1933.

       c.   [ ]   A tender offer.

       d.   [ ]   None of the above.

       Check the following box if soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Calculation of Filing Fee

         Transaction                  Amount of Filing Fee
         Valuation*

         $9,500,000                   $1,900
_______________________________________________________________________________
*Based upon the aggregate maximum amount of cash to be paid to shareholders pursuant to the offer.

 [x]   Check box if any part of the fee is offset as provided by Rule 0-11
       (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,900
                        -----------------------------------
Form or Registration No.:  Schedule 13E-4
                           --------------------------------
Filing Party:  Envirite Corporation
               --------------------------------------------
Date Filed:  December 22, 1995
             ----------------------------------------------

            This Rule 13e-3 Transaction Statement (the "Statement") relates to the offer by Envirite Corporation, a Pennsylvania corporation (the "Company") to purchase up to $9,500,000 of its outstanding shares of common stock, par value $1.00 per share (the "Shares"), at a price between $8.01 and $8.65 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase being sent to shareholders on the date hereof, (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"). This Statement is being filed by the Company.

            The cross reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Schedule 13E-4 (the "Schedule 13E-4") filed by the Company with the Securities and Exchange Commission on the date hereof of the information required to be included in response to the items of this Statement. The information in the
  Schedule 13E-4 which is attached hereto as Exhibit (g) including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the information contained in the Schedule 13E-4.

            The Company does not concede the applicability of Rule 13e-3 to the transactions described herein by the filing of this Schedule 13E-3.

                             CROSS REFERENCE SHEET
                             ---------------------

  ITEM IN                                         WHERE LOCATED IN
  SCHEDULE 13E-3                                  SCHEDULE 13E-4
  ----------------------------------------------------------------
  Item l(a)  . . . . . . . . . . . . . . . . . . Item l(a)
  Item l(b)  . . . . . . . . . . . . . . . . . . Item l(b)
  Item l(c)  . . . . . . . . . . . . . . . . . . Item l(c)
  Item l(d)  . . . . . . . . . . . . . . . . . . *
  Item l(e)  . . . . . . . . . . . . . . . . . . *
  Item l(f)  . . . . . . . . . . . . . . . . . . Item 4
  Item 2(a)  . . . . . . . . . . . . . . . . . . *
  Item 2(b)  . . . . . . . . . . . . . . . . . . *
  Item 2(c)  . . . . . . . . . . . . . . . . . . *
  Item 2(d)  . . . . . . . . . . . . . . . . . . *
  Item 2(e)  . . . . . . . . . . . . . . . . . . *
  Item 2(f)  . . . . . . . . . . . . . . . . . . *
  Item 2(g)  . . . . . . . . . . . . . . . . . . *
  Item 3(a)(1) . . . . . . . . . . . . . . . . . *
  Item 3(a)(2) . . . . . . . . . . . . . . . . . *
  Item 3(b)  . . . . . . . . . . . . . . . . . . *
  Item 4(a)  . . . . . . . . . . . . . . . . . . *
  Item 4(b)  . . . . . . . . . . . . . . . . . . *
  Item 5(a)  . . . . . . . . . . . . . . . . . . Item 3(b)

  Item 5(b)  . . . . . . . . . . . . . . . . . . Item 3(c)
  Item 5(c)  . . . . . . . . . . . . . . . . . . Item 3(d)
  Item 5(d)  . . . . . . . . . . . . . . . . . . Item 3(e)
  Item 5(e)  . . . . . . . . . . . . . . . . . . Item 3(f)
  Item 5(f)  . . . . . . . . . . . . . . . . . . Not Applicable
  Item 5(g)  . . . . . . . . . . . . . . . . . . Item 3(j)
  Item 6(a)  . . . . . . . . . . . . . . . . . . Item 2(a)
  Item 6(b)  . . . . . . . . . . . . . . . . . . *
  Item 6(c)  . . . . . . . . . . . . . . . . . . Not Applicable
  Item 6(d)  . . . . . . . . . . . . . . . . . . *
  Item 7(a)  . . . . . . . . . . . . . . . . . . Item 3
  Item 7(b)  . . . . . . . . . . . . . . . . . . *
  Item 7(c)  . . . . . . . . . . . . . . . . . . *
  Item 7(d)  . . . . . . . . . . . . . . . . . . *
  Item 8(a)  . . . . . . . . . . . . . . . . . . *
  Item 8(b)  . . . . . . . . . . . . . . . . . . *
  Item 8(c)  . . . . . . . . . . . . . . . . . . *
  Item 8(d)  . . . . . . . . . . . . . . . . . . *
  Item 8(e)  . . . . . . . . . . . . . . . . . . *
  Item 8(f)  . . . . . . . . . . . . . . . . . . *
  Item 9(a)  . . . . . . . . . . . . . . . . . . *
  Item 9(b)  . . . . . . . . . . . . . . . . . . *
  Item 9(c)  . . . . . . . . . . . . . . . . . . *
  Item 10(a) . . . . . . . . . . . . . . . . . . Item l(b)
  Item 10(b) . . . . . . . . . . . . . . . . . . Item 4
  Item 11  . . . . . . . . . . . . . . . . . . . Item 5
  Item 12(a) . . . . . . . . . . . . . . . . . . Item l(b)
  Item 12(b) . . . . . . . . . . . . . . . . . . *
  Item 13(a) . . . . . . . . . . . . . . . . . . *
  Item 13(b) . . . . . . . . . . . . . . . . . . *
  Item 13(c) . . . . . . . . . . . . . . . . . . *
  Item 14(a) . . . . . . . . . . . . . . . . . . Item 7(a)
  Item 14(b) . . . . . . . . . . . . . . . . . . Item 7(b)
  Item 15(a) . . . . . . . . . . . . . . . . . . *
  Item 15(b) . . . . . . . . . . . . . . . . . . Item 6
  Item 16  . . . . . . . . . . . . . . . . . . . Item 8(e)
  Item 17(a) . . . . . . . . . . . . . . . . . . Not Applicable
  Item 17(b) . . . . . . . . . . . . . . . . . . *
  Item 17(c) . . . . . . . . . . . . . . . . . . Not Applicable
  Item 17(d) . . . . . . . . . . . . . . . . . . Item 9(a)
  Item 17(e) . . . . . . . . . . . . . . . . . . *
  Item 17(f) . . . . . . . . . . . . . . . . . . Item 9(f)
  __________________
  * The Item is located in the Schedule 13E-3 only.

  ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

  (a) The name of the issuer is Envirite Corporation, a Pennsylvania corporation (the "Company"), which has its principal executive offices at Suite 250, 620 West Germantown Pike, Plymouth Meeting, PA 19462, (telephone number (610) 828-8655).

  (b) The information set forth on the front cover page, the "Introduction and Summary", and "Purpose of the Offer; Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in "Purpose of the Offer; Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in "Purchase Price For Shares; Special Dividend" and "Purpose of the Offer; Certain Effects of the Offer" is incorporated herein by reference.

  (e)-(f) None.

  ITEM 2. IDENTITY AND BACKGROUND.

  The issuer is the person filing this Statement.

  (a)-(d) The information set forth in "Certain Information Concerning the Company--Additional Information" of the Offer to Purchase and Schedule I hereto are incorporated herein by reference.

  (e)-(f) During the last five years, neither the Company nor, to the best of the Company's knowledge, any of its directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree, or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws.

  (g) The information set forth on Schedule I hereto is incorporated herein by reference.

  ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

  (a) Not applicable.

  (b) The information set forth in "Purpose of the Offer; Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

  ITEM 4. TERMS OF THE TRANSACTION.

  (a) The information set forth on the Cover Page, "Introduction and Summary", "Purpose of the Offer; Certain Effects of the Offer", "Procedure for Tendering Shares", "Withdrawal Rights", "Acceptance for Purchase and Payment" and "Certain Conditions of the Offer", and "Extension of Tender Period; Termination; Amendments" of the Offer to Purchase is incorporated herein by reference.

  (b) None.

  ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

  (a)-(g) The information set forth in "Purpose of the Offer; Certain Effects of the Offer"; "Terms of the Offer; Proration" of the Offer to Purchase is incorporated herein by reference.

  ITEM 6. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

  (a) The information set forth in "Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

  (b) The Company will not pay any fees or commissions to any broker, dealer or any other person for the solicitating tenders of shares in the Offer. The Company will pay its own legal fees.

  (c)-(d) Not applicable.

  ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

  (a)-(c) The information set forth in "Introduction and Summary" "Purchase Price for Shares; Special Dividend", "Purpose of the Offer; Certain Effects of the Offer", "Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in "Purpose of the Offer; Certain Effects of the Offer" "Certain Information Concerning the Company" and "Certain Federal Income Tax Consequences" of the Offer to Purchase is incorporated herein by reference.

  ITEM 8. FAIRNESS OF THE TRANSACTION.

  (a)-(b) The information set forth in "Introduction and Summary" "Purchase Price for Shares; Special Dividend" Purpose of the Offer; Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

  (c) The offer is voluntary so that a majority of the unaffiliated security holders may participate at their election.

  (d)-(e) The information set forth in "Introduction and Summary", "Purchase Price for Shares; Special Dividend", and "Purpose of the Offer; Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference. Only one of the directors of the Company is also an employee.

  (f) Not Applicable.

  ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

  (a) The information set forth in "Purchase Price for Shares; Special Dividend" of the Offer to Purchase is incorporated herein by reference.

  (b)-(c) Not applicable.

  ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

  (a)-(b) The information set forth in "Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

  ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

  The information set forth in "Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

    ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

  (a) The information set forth in "Transactions and Arrangements Concerning the Shares" of the Offer to Purchase is incorporated herein by reference.

  (b) The information set forth in the Front Cover Page, "Introduction and Summary" and "Purpose of the Offer; Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

  ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

  (a) There are no appraisal or other rights for shareholders in connection with a partial tender offer for shares under Pennsylvania law.

  (b) None.

  (c) Not applicable.

  ITEM 14. FINANCIAL INFORMATION.

  (a) The information set forth in "Certain Information Concerning the Company" and in Appendix I "Financial Information" of the Offer to Purchase is incorporated herein by reference. Appendix I includes the audited financial statements of the Company for 1994 and 1993 which were filed as part of the Company's Annual Report on Form 10-K, filed with the Commission on March 31, 1995, are incorporated herein by reference. The unaudited financial statements of the Company set forth in the Company's Report on Form 10-Q for the quarterly period ended September 30, 1995 are incorporated herein by reference.

  (b) The information set forth in "Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference.

  ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

  (a) Not applicable.

  (b) None.

  ITEM 16. ADDITIONAL INFORMATION.

  Reference is hereby made to the Offer to Purchase and the related Letter of Transmittal, copies of which are attached hereto as Exhibits (d)(1) and
  (d)(2), respectively, and incorporated in their entirety herein by reference.

   ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

  (a) Not applicable.

  (b) Not applicable.

  (c) Not applicable.

  (d)(1) Form of Offer to Purchase.

  (d)(2) Form of Letter of Transmittal.

  (d)(3) Form of Notice of Guaranteed Delivery.

  (d)(4) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  (e) Not applicable.

  (f) Not applicable

  (g) Issuer Tender Offer Statement on Schedule 13E-4.



                               S I G N A T U R E

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      ENVIRITE CORPORATION


                                          /s/ RON PIROLLO
                                      By: __________________________
                                          Treasurer

                                 EXHIBIT INDEX


                                                                    SEQUENTIALLY
  EXHIBIT                                                           NUMBERED
  NO.       DESCRIPTION                                             PAGE
  ---       -----------                                             ------------


  (d)(1) Form of Offer to Purchase................................

  (d)(2) Form of Letter of Transmittal............................

  (d)(3) Form of Notice of Guaranteed Delivery....................

  (d)(4) Guidelines for Certification of Taxpayer
         Identification Number on Substitute Form W-9.............

  (f) Issuer Tender Offer Statement on Schedule 13E-4.............